Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Organicell Regenerative Medicine, Inc. on Amendment No. 2 to Form S-1 File No. 333-257999 of our report dated February 14, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Organicell Regenerative Medicine, Inc. as of October 31, 2021 and 2020 and for the years ended October 31, 2021 and 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Fort Lauderdale, FL

March 7, 2022